GLUCOSE HEALTH, INC.

609 SW 8th Street, Suite 600

Bentonville, Arkansas 72712

June 28, 2023

VIA EDGAR

Christie Wong

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glucose Health, Inc.
Registration Statement on Form S-1 Originally Filed June 1, 2022
File No. 333-265335

Dear Ms. Wong:

Glucose Health, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s Registration Statement on Form S-1 (File No. 333-265335), including its associated Pre-Effective Amendments, originally filed with the Securities and Exchange Commission (“SEC”) on June 1, 2022, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it does not intend to pursue the contemplated public offering of the securities contemplated by the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please contact Eric Newlan at 940-367-6154.

Sincerely,

/s/ Murray Fleming
Murray Fleming Chief Executive Officer